UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 	)*

Bridger Aerospace Group Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

96812F102
(CUSIP Number)

January 24, 2023

(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:
?	Rule 13d-1(b)
?X	Rule 13d-1(c)
?	Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection
of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 96812F102	Page 2 oI

1. Names of Reporting Persons.
Bear Creek Asset Management, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ?X
(b) ?
3. SEC Use Only
4. Citizenship or Place of Organization
United States of America


Number of Shares Beneficially Owned by
Each Reporting Person With:
5. Sole Voting Power

6. Shared Voting Power
4,375,186 (1)(2)

7. Sole Dispositive Power

8. Shared Dispositive Power
4,375,186 (1)(2)
9. Aggregate Amount Beneficially Owned by Each Reporting Person
4,375,186 (1)(2)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	?
11. Percent of Class Represented by Amount in Row (9)
9.6% (1)(2)
12. Type of Reporting Person
IA




CUSIP No. 96812F102	Page 3 oI

1. Names of Reporting Persons.
Bear Creek Products 2018-1 (CNI), LLLP

2. Check the Appropriate Box if a Member of a Group
(a) ?X
(b) ?
3. SEC Use Only
4. Citizenship or Place of Organization
United States of America


Number of Shares Beneficially Owned by
Each Reporting Person With:
5. Sole Voting Power

6. Shared Voting Power
4,375,186 (1)(2)

7. Sole Dispositive Power

8. Shared Dispositive Power
4,375,186 (1)(2)
9. Aggregate Amount Beneficially Owned by Each Reporting Person
4,375,186 (1)(2)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	?
11. Percent of Class Represented by Amount in Row (9)
9.6% (1)(2)
12. Type of Reporting Person
PN




CUSIP No. 96812F102	Page 4 oI

1. Names of Reporting Persons.
BC Super Scooper, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ?X
(b) ?
3. SEC Use Only
4. Citizenship or Place of Organization
United States of America


Number of Shares Beneficially Owned by
Each Reporting Person With:
5. Sole Voting Power

6. Shared Voting Power
4,375,186 (1)(2)

7. Sole Dispositive Power

8. Shared Dispositive Power
4,375,186 (1)(2)
9. Aggregate Amount Beneficially Owned by Each Reporting Person
4,375,186 (1)(2)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	?
11. Percent of Class Represented by Amount in Row (9)
9.6% (1)(2)
12. Type of Reporting Person
PN




CUSIP No. 96812F102	Page 5 oI

1. Names of Reporting Persons.
Joseph Roddy

2. Check the Appropriate Box if a Member of a Group
(a) ?X
(b) ?
3. SEC Use Only
4. Citizenship or Place of Organization
United States of America


Number of Shares Beneficially Owned by
Each Reporting Person With:
5. Sole Voting Power

6. Shared Voting Power
4,375,186 (1)(2)

7. Sole Dispositive Power

8. Shared Dispositive Power
4,375,186 (1)(2)
9. Aggregate Amount Beneficially Owned by Each Reporting Person
4,375,186 (1)(2)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	?
11. Percent of Class Represented by Amount in Row (9)
9.6% (1)(2)
12. Type of Reporting Person
IN






CUSIP No. 96812F102


13G

Page  oI


ITEM 1.
(a) Name of Issuer: Bridger Aerospace Group Holdings, Inc. (the "Issuer")
(b) Address of Issuer's Principal Executive Offices: 90 Aviation Lane Belgrade, MT 59714
ITEM 2.
(a) Name of Person Filing: (i) Bear Creek Asset Management, LLC;
(ii) Bear Creek Products 2018-1 (CNI), LLLP; and
(iii) BC Super Scooper, LLC each own securities of the Issuer.
Bear Creek Asset Management, LLC serves as the investment adviser of Bear Creek Products 2018-1 (CNI), LLLP and BC Super Scooper, LLC.
Joseph Roddy is the natural person with voting and dispositive power over the securities of the Issuer through his management of Bear Creek.
(b) Address of Principal Business Office, or if None, Residence:
1200 17th Street, Suite 970
Denver, CO 80202
(c) Citizenship: United States of America

(d) Title of Class of Securities:
Common Stock
(e) CUSIP Number:
96812F102
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO
SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK
WHETHER THE PERSON FILING IS A: Not applicable
(a) [_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b) [_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [_]	Insurance company as defined in
Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [_]	Investment company registered under Section 8 of
the Investment Company Act of 1940 (15 U.S.C. 80a-
(e) [_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f) [_]	An employee benefit plan or endowment fund in accordance
with ss.240.13d-1(b)(1)(ii)(F);
(g) [_]	A parent holding company or control person in accordance
with ss.240.13d-1(b)(1)(ii)(G);
(h) [_]	A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_]	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 4,375,186 (1)(2)

(b) Percent of class: 9.6% (1)(2)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote


(ii) Shared power to vote or to direct the vote

4,375,186 (1)(2)


(iii) Sole power to dispose or to direct the disposition of


(iv) Shared power to dispose or to direct the disposition of

4,375,186 (1)(2)

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).



ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].Not applicable

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. Not applicable


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under
Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.
If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group. Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5. Not applicable



ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


_February 2, 2022


(Date)


_/s/ Joseph Roddy
(Signature)

_Joseph Roddy, Managing Director
(Name/Title)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.